

June 1, 2023

Elizabeth Eby
Chief Financial Officer
Sunpower Corporation
1414 Harbour Way South , Suite 1901
Richmond , California 94804

      Re: Sunpower Corporation
            Form 10-K for the year ended January 1, 2023
            Form 10-Q for the period ended April 2, 2023
            Form 8-K furnished May 3, 2023
            File No. 1-34166

Dear Elizabeth Eby:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the period ended April 2, 2023

Item 5: Other Information
Information concerning certain limited activities related to Iran, page 40

1.   It appears that TotalEnergies is an affiliate of SunPower Corporation. Section 13(r) of the Securities Exchange Act of 1934 requires that SunPower provide disclosure about its activities and its affiliates' activities specified in Section 13(r) "during the period covered by the report." In your Form 10-Q for the period ended April 2, 2023, you did not provide disclosure about your affiliate's activities for the period covered by the report, but disclose instead that TotalEnergies is not required to assess such information. Please tell us why you did not provide such disclosure in light of Section 13(r)(1) which requires such disclosure.

Form 8-K furnished May 3, 2023

Exhibit 99.1 Earnings Release
Reconciliations of GAAP Measures to Non-GAAP Measures, page 14

2.   We note that your Non-GAAP gross profit, Non GAAP net income, and Adjusted
        EBITDA measures include an adjustment for the results of operations of businesses
        exited/to be exited. Please explain to us the nature of this adjustment, including the
        identity of the businesses and whether or not they have been presented as discontinued
        operations. Please note that if amounts relate to businesses that do not meet the criteria
        for being presented as discontinued operations pursuant to ASC 205-20, they would
        represent individually tailored accounting measures in light of the guidance in Question
        100.04 of the Non-GAAP Compliance and Disclosure Interpretations. Please advise or
        revise accordingly.

3.   We note that your Non-GAAP gross profit, Non GAAP net income, and Adjusted
        EBITDA measures include an adjustment for transition costs which appear to be related to
        "the hiring and transition of new executive officers, members of management, and other
        employees." It appears that these costs represent normal, recurring cash operating
        expenses that would not be appropriate adjustments to a Non-GAAP measure under the
        guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance
        & Disclosure Interpretation. Please advise or revise to remove the adjustment
        accordingly.

Form 10-K for the year ended January 1, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 50

4.   Where you describe two or more business reasons that contributed to a material change in
        a financial statement line item between periods, please quantify, where possible, the extent
        to which each change contributed to the overall change in that line item. As an example,
        we note that the 53% increase in your cost of revenues from Jan 2, 2022 to Jan 1,
        2023 was driven in part by increasing material, freight, and labor costs due to inflationary
        pressures partially offset by a decrease in cost of revenues as a result of the wind-down of
        your Light Commercial business. See Item 303(b)(2) of Regulation S-K and SEC Release
        No. 33-8350.

5.   We note that you identify inflationary pressures as a driver for increased costs. In future
        filings, please expand your disclosures to identify the principal factors contributing to the
        inflationary pressures the company has experienced and clarify the resulting impact to the
        company.   Please also identify actions planned or taken, if any, to mitigate inflationary
        pressures.

Notes to the Financial Statements
Note 1. Organization and Summary of Significant Accounting Policies

Revenue Recognition, page 76

6. We note from your disclosure on page 9 that you continue to provide a residential lease program which provides U.S. customers SunPower systems under 20-year lease agreements that include system maintenance and warranty coverage, including warranties on system performance. SunPower residential lease customers have the option to purchase their leased solar systems upon the sale or transfer of their home. Please explain to us and revise future filings to include disclosure of your revenue recognition policies related to this lease program. Additionally, please tell us your consideration for separately disclosing the amount of revenue recognized from leases under ASC 606-10-50.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Charles Eastman at (202) 551-3794 or Claire Erlanger at (202) 551-3301 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing